Exhibit 99.2

November 19, 2020
By EDGAR CAE Inc. 8585 Côte-de-Liesse Saint-Laurent, Quebec H4T 1G6	Norton Rose Fulbright Canada LLP 1 Place Ville Marie, Suite 2500 Montreal, Quebec H3B 1R1 Canada T: +1 514.847.47.47 nortonrosefulbright.com

Dear Sirs/Mesdames:

CAE Inc. Prospectus Supplement dated November 19, 2020 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus dated November 19, 2020

We refer you to the Prospectus Supplement dated November 19, 2020 to the short form base shelf prospectus of CAE Inc. dated November 19, 2020, forming part of the Registration Statement on Form F-10 (Registration No. 333-250113) filed by CAE Inc. with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our name on the third page of the cover page of the Prospectus Supplement and under the headings “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations”, and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.